FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

              For the month of July, 2003

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  July 25, 2003         By:  /s/Andrew M. Archibald
                                 Chief Financial Officer,
                                 Secretary, Vice President,
                                 Administration

July 25, 2003                                              NYSE SYMBOL: ITP
                                                            TSX SYMBOL: ITP

            Intertape Polymer Group Inc. Reports Continued
               Earnings Growth for Second Quarter 2003

          - Company successfully manages raw material price hikes
          - Maintains 5% sales growth target for year
          - 2003 excess free cash flow expectations maintained
          - Company remains comfortable with 2003 consensus earnings estimates

Montreal, Quebec - July 25, 2003 - Intertape Polymer Group Inc. (NYSE, TSX:
ITP) today released results for the second quarter ended June 30, 2003. Results remained on target despite the continuing challenging business environment. Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull said: "We have accomplished what we set out to do, notwithstanding the realities of today's difficult economy. We have effectively managed dramatic raw material price increases through a combination of initiatives, including a new pricing structure, improved product mix and continuing cost reductions. This was a good quarter in light of the circumstances. We remain confident that we will meet our targets for the fiscal year provided the current level of the economy and a stable raw material pricing environment continue."

SECOND QUARTER 2003

Sales for the second quarter were $150.2 million compared to $153.7 million for the corresponding quarter last year. "Despite downward pressure due to significant pre-buying during the first quarter as a number of customers attempted to avoid anticipated volatility in raw material prices and a weak month of May for the industrial markets in which we compete, sales were close to the target set in our business plan," said Mr. Yull.

Second quarter net income was $3.9 million, or $0.12 per share (basic and diluted), compared to net income of $4.3 million, or $0.13 per share (basic and diluted) a year ago. "Although earnings are down slightly from last year, they are up 34% compared to the first quarter of 2003, reflecting to a large extent the benefits from the cost reduction initiatives that we undertook to address current market conditions," remarked Mr. Yull.

The Company successfully managed significant raw material cost increases during the second quarter. Gross margin increased to 22.7% from 22.1% on a year-over-year basis and from 22.0% in the first quarter as a result of productivity gains, selling price increases and waste reduction programs. "Our people did a remarkable job of keeping ahead of formidable issues and brought in a very solid quarter," commented Mr. Yull.

Selling, general and administrative expenses were $20.8 million in the second quarter of 2003 compared to $20.5 million in the second quarter of 2002. IPG's Chief Financial Officer, Andrew M. Archibald, C.A. pointed out that the Company was able to reduce SG&A expenses by $1.2 million or 5.5% during the quarter compared to the first quarter of 2003.

Financial expenses in the second quarter were $7.8 million compared to $7.9 million in the second quarter last year.

Spending on property, plant and equipment was reduced to $2.6 million in the second quarter of 2003, compared to $3.6 for the same quarter in 2002.

Cash flows from operating activities less cash used for investing activities was $9.7 million for the second quarter 2003, compared to $11.3 million for the second quarter 2002, and up significantly from the first quarter 2003 shortfall of $4.3 million.

FIRST HALF 2003

Sales for the first half of 2003 were $303.8 million compared to $300.4 million for the first half last year, an increase of 1.1%. First half net income was $6.8 million, or $0.20 per share (basic and diluted), compared to net income of $7.1 million, or $0.22 per share (basic and diluted) a year ago.

The weighted average number average number of basic shares outstanding was 33,826,800 for the first half of 2003 compared to 31,889,274 for the first half of 2002, under both Canadian and US GAAP.

Gross margin for the first half of 2003 was 22.3% compared to 22.4% for the first half of 2002.

Selling, general and administrative expenses for the six months were $42.8 million compared to $40.8 million a year ago. Mr. Archibald noted that the Company expects to achieve further SG&A cost reductions during the remainder of the year.

Financial expenses in the first half were $15.5 million compared to $16.9 million in the first half of last year. The lower financial expenses reflect primarily the impact of the $25.4 million reduction of debt since the end of the second quarter of 2002.

Spending on property, plant and equipment was $5.1 million in the first half of 2003, down from $6.5 million for the corresponding period last year.

Cash flows from operating activities less cash used for investing activities was $5.4 million for the first half 2003, compared to $1.5 million for the same period last year.

BALANCE SHEET IMPROVEMENTS

Total debt decreased by $5.1 million in the second quarter, bringing total debt outstanding to $319.8 million as at June 30, 2003, compared to $321.3 million as at December 31, 2002 and $345.2 million a year ago. Long-term debt of $15.9 million was repaid during the quarter, bringing the first-half total to $21.1 million, which reflects more than two-thirds of IPG's commitment to reduce long-term debt by $29.3 million for the year.

FIBOPE ACQUISITION

Just following the end of the second quarter, IPG announced that it had completed the acquisition of its partner's 50% interest in Fibope, a manufacturer and distributor of shrink film based in Portugal that was established seven years ago. Mr. Yull said the European acquisition would enable the Company to maximize its advanced technology in shrink films.
"By consolidating ownership in the Portuguese operation under IPG, we now have control of manufacturing and distribution, which we expect will lead to better and faster growth in Europe. This acquisition also provides a solid platform to manufacture and distribute our pressure-sensitive performance products in the European market which is similar to that of North America's."

CONCLUSION

Mr. Yull said he is encouraged by IPG's second quarter accomplishments, given the level of pre-buying demand experienced during the first quarter and the sluggish economy. "We will continue to examine every aspect of our business to achieve further cost reductions throughout the Company. Initiatives such as the consolidation of our regional distribution centers in Danville, Virginia and our water-activated tape plants in Wisconsin are expected to yield significant savings in addition to those benefits already realized from past programs. In addition, we believe that the Fibope acquisition offers additional, interesting opportunities for growth. As such, we remain committed to our target of 5% revenue growth for 2003."

(All figures in U.S. dollars; June 30, 2003, exchange rate:
Cdn $1.3489 = U.S.$1.00)


CONFERENCE CALL

A conference call to discuss IPG's second quarter results will be held Monday, July 28, 2003 at 10:00 A.M. Eastern Standard Time. Participants may dial 1-800-230-1766 (U.S. and Canada) and 1-612-332-0335
(International). The conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com. (Go to Financial Information, Conference Call Access for live Webcast).

You may access a replay of the call by dialing 1-800-475-6701 (U.S.
and Canada); 1-320-365-3844 (International) and entering the passcode 691487. The recording will be available from Monday, July 28, 2003 at 5:00 P.M. until Monday, August 4, 2003 at 11:59 P.M, Eastern Standard Time.


ABOUT INTERTAPE POLYMER GROUP

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe.


SAFE HARBOR PROVISION

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


FOR INFORMATION CONTACT:            Melbourne F. Yull
                                    Chairman and Chief Executive Officer
                                    Intertape Polymer Group Inc.
                                    Tel.: 866-202-4713
                                    E-mail:itp$info@intertapeipg.com
                                          Web: www.intertapepolymer.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended
(In thousands of US dollars, except per share amounts)

                                            Three months                             Six months
                                 June 30, 2003       June 30, 2002       June 30, 2003         June 30, 2002
                                             $                   $                   $                     $
Sales                                  150,249             153,657             303,841               300,394
Cost of sales                          116,166             119,713             235,959               233,034
                                       _______             _______             _______               _______
Gross profit                            34,083              33,944              67,882                67,360

Selling, general and administrative
  expenses                              20,830              20,454              42,812                40,753
Research and development                 1,086                 796               1,980                 1,763
Financial expenses                       7,825               7,872              15,525                16,855

                                        29,741              29,122              60,317                59,371
                                       _______             _______             _______               _______
Earnings before income taxes             4,342               4,822               7,565                 7,989
Income taxes                               439                 534                 761                   882
                                       _______             _______             _______               _______

Net earnings                             3,903               4,288               6,804                 7,107
                                       _______             _______             _______               _______

Earnings per share
     Basic                                0.12                0.13                0.20                  0.22

     Diluted                              0.12                0.13                0.20                  0.22

Consolidated Retained Earnings
Periods ended
(In thousands of US dollars)

                                             Three months                             Six months
                                 June 30, 2003       June 30, 2002       June 30, 2003         June 30, 2002
                                             $                   $                   $                     $
Balance, beginning of period            53,015             107,386              50,114               104,567
Net earnings                             3,903               4,288               6,804                 7,107
                                       _______             _______              ______               _______
Balance, end of period                  56,918             111,674              56,918               111,674
                                       _______             _______              ______               _______

Common shares
Average number of shares outstanding
CDN GAAP - Basic                    33,832,527          33,622,896          33,826,800            31,889,274
CDN GAAP - Diluted                  33,912,232          34,249,454          33,885,377            32,348,349
U.S. GAAP - Basic                   33,832,527          33,622,896          33,826,800            31,889,274
U.S. GAAP - Diluted                 33,912,232          34,249,454          33,885,377            32,348,349

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)
                                                     June 30, 2003       June 30, 2002     December 31, 2002
                                                                 $                   $                     $
ASSETS
Current assets
  Trade receivables (net of allowance for doubtful
  accounts of $3,640 ($4,804 in June 2002, $3,844
  in December 2002))                                        91,514              93,104                86,169
  Other receivables                                         10,357              12,152                10,201
  Inventories                                               71,896              76,919                60,969
  Parts and supplies                                        12,837              12,221                12,377
  Prepaid expenses                                           6,139               6,154                 7,884
  Future income tax assets                                   2,397               4,025                 2,397
                                                           _______             _______               _______
                                                           195,140             204,575               179,997

Property, plant and equipment                              357,447             363,665               351,530
Other assets                                                14,014              12,214                13,178
Goodwill                                                   165,633             229,299               158,639
                                                           _______             _______               _______
                                                           732,234             809,753               703,344

LIABILITIES
Current liabilities
  Bank indebtedness                                         25,391              19,936                 8,573
  Accounts payable and accrued liabilities                  83,799              85,880                80,916
  Installments on long-term debt                            20,300              13,429                29,268
                                                           _______             _______               _______
                                                           129,490             119,245               118,757
Long-term debt                                             274,152             311,859               283,498
Other liabilities                                            3,530               3,785                 3,550
Future income taxes                                          5,164              22,506                 4,446
                                                           _______             _______               _______
                                                           412,336             457,395               410,251
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                  246,362             236,822               239,185
Retained earnings                                           56,918             111,674                50,113
Accumulated currency translation adjustments                16,618               3,862                 3,795
                                                           _______             _______               _______
                                                           319,898             352,358               293,093
                                                           _______             _______               _______
                                                           732,234             809,753               703,344

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended
(In thousands of US dollars)


                                            Three months                             Six months
                                 June 30, 2003       June 30, 2002       June 30, 2003         June 30, 2002
                                             $                   $                   $                     $
OPERATING ACTIVITIES
Net earnings                             3,903               4,288               6,804                 7,107
Non-cash items
  Depreciation and amortization          6,724               7,046              13,363                13,664
  Future income taxes (recovery)           439                 534                 760                   882
                                        ______               _____              ______                ______
Cash from operations before changes in
non-cash working capital items          11,066              11,868              20,927                21,653
Changes in non-cash working capital items
  Trade receivables                      3,649                (586)             (2,722)               (3,113)
  Other receivables                        334              (2,309)                116                   778
  Inventories                           (4,300)             (6,481)             (8,147)               (5,528)
  Parts and supplies                      (224)               (218)               (124)                 (533)
    Prepaid expenses                       698               2,270               1,845                 3,321
    Accounts payable and accrued
      liabilities                         (286)             10,123                (808)               (6,302)
                                        _______             _______              ______               _______
                                          (129)              2,799              (9,840)              (11,377)
Cash flows from operating activities	10,937              14,667              11,087                10,276

INVESTING ACTIVITIES
Property, plant and equipment           (2,629)             (3,625)		(5,080)               (6,467)
Other assets                             1,345                 243                (608)               (2,271)
                                        _______             _______             _______               _______
Cash flows from investing activities    (1,284)             (3,382)             (5,688)               (8,738)

FINANCING ACTIVITIES
Net change in bank indebtedness          6,343              (3,658)             15,175                (8,375)
Repayment of long-term debt            (15,852)             (4,962)            (21,117)              (37,689)
Issue of common shares                                         (50)                                   47,326
                                       ________             _______            ________              ________
Cash flows from financing activities    (9,509)             (8,670)             (5,942)                1,262
                                       ________             _______            ________              ________
Net increase (decrease) in cash
  position                                 144               2,615                (543)                2,800
Effect of foreign currency translation
  adjustments                             (144)             (2,615)                543                (2,800)
                                       ________             _______            ________               _______
Cash position, beginning and
  end of year                              -                   -                  -                      -
                                       ________             _______            ________               _______
